UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SAFESTITCH MEDICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-19437	11-2962080
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

4400 Biscayne Blvd.,

Miami, Florida 33137-3212

(Address of principal executive offices) (Zip code)

(305) 575-4600

Registrant’s Telephone Number

August 19, 2013

SAFESTITCH MEDICAL, INC.

4400 Biscayne Blvd.,

Miami, Florida 33137

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

August 19, 2013

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of August 16, 2013 (the “Record Date”) of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of SafeStitch Medical, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Merger Agreement and the Merger (each as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed on or about August 19, 2013 to our stockholders of record on the Record Date.

As used in this Information Statement, the term “TransEnterix” refers to TransEnterix, Inc., the entity that will become one of our wholly owned subsidiaries in an acquisition expected to be completed during the third quarter of 2013.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE APPOINTMENT OF DENNIS J. DOUGHERTY, PHILLIP FROST, M.D., AFTAB R. KHERANI, M.D., PAUL A. LAVIOLETTE, DAVID B. MILNE, TODD M. POPE AND WILLIAM N. STARLING, JR. TO THE COMPANY’S BOARD OF DIRECTORS.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECITON WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

Merger

On August 13, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tweety Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and TransEnterix, Inc., a Delaware corporation (“TransEnterix”). Pursuant to the Merger Agreement, Merger Sub will merge with and into TransEnterix with TransEnterix surviving the merger as the Company’s wholly owned subsidiary (the “Merger”).

Pursuant to the Merger Agreement, upon consummation of the Merger, each share of TransEnterix’s capital stock issued and outstanding immediately preceding the Merger will be converted into the right to receive 1.1723 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), other than those shares of TransEnterix’s common stock held by non-accredited investors, which shares will instead be converted into the right to receive an amount of cash per share equal to the volume-weighted average price of a share of Common Stock on the OTCBB for the 60-trading day period ending one trading day prior to the date on which the Merger closes. Additionally, pursuant to the Merger Agreement, upon consummation of the Merger, the Company will assume all of TransEnterix’s options and warrants issued and outstanding immediately prior to the Merger at the same exchange ratio and issue to the holders of such securities in exchange therefor options and warrants to acquire approximately 15,939,000 and 1,421,000 shares of Common Stock, respectively. Following the Merger, TransEnterix’s current stockholders would hold approximately 65% of the Company’s Common Stock on a fully-diluted basis.

Pursuant to the Merger Agreement, each party has made certain customary representations and warranties to the other parties thereto. The Merger is conditioned upon approval by TransEnterix’s stockholders (which has been obtained), consummation of the Private Placement (as defined below) and certain other customary closing conditions. The Merger is expected to close during the third quarter of 2013.

Change in Board of Directors and Executive Officers

Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1, upon consummation of the Merger, the Company will expand its board of directors (the “Board”) from seven to nine directors, three of whom will be directors appointed by the Company, and six of whom will be directors designated by TransEnterix.

Effective as of the closing of the Merger (the “Closing”), Jeffrey G. Spragens, Charles J. Filipi, Chao C. Chen, Ph.D., Steven D. Rubin and Kevin T. Wayne, D.B.A., will all resign from the Board. In addition, as of the Closing, Jeffrey G. Spragens will resign as our President and Chief Executive Officer.

At the Closing, in connection with the Merger, Dennis J. Dougherty, Phillip Frost, M.D., Aftab R. Kherani, M.D., Paul A. LaViolette, David B. Milne, Todd M. Pope and William N. Starling, Jr. will become members of our Board (the “Incoming Directors”), with Mr. LaViolette to serve as the Chairman of the Board. Todd M. Pope, the President and Chief Executive Officer of TransEnterix, will become our President and Chief Executive Officer and Richard M. Muller will become our Chief Operating Officer.

Accordingly, after consummation of the Merger, our Board will consist of Dennis J. Dougherty, Phillip Frost, M.D., Jane H. Hsiao, Ph.D., MBA, Aftab R. Kherani, M.D., Paul A. LaViolette, David Milne, Richard Pfenniger, Todd M. Pope and William N. Starling, Jr. Our executive officers will be: Todd M. Pope, President and Chief Executive Officer; Richard M. Muller, Chief Operating Officer; James J. Martin, C.P.A., Chief Financial Officer and Charles J. Filipi, Chief Medical Officer.

Private Placement

In connection with the Merger Agreement, the Company entered into a stock purchase agreement (the “Purchase Agreement”) with certain current stockholders of the Company and TransEnterix (the “Investors”),

pursuant to which the Investors have agreed to purchase an aggregate of 7,500,000 shares of a new series of the Company’s preferred stock, par value $0.01 per share, to be designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”), each share of which would initially be convertible, subject to certain conditions, into ten shares of Common Stock (the “Conversion Shares” and, together with the Series B Preferred Stock, the “Private Placement Securities”), for a purchase price of $4.00 per share of Series B Preferred Stock payable in cash, cancellation of certain indebtedness of TransEnterix or a combination thereof (the “Private Placement”). Pursuant to the Purchase Agreement, the Company may agree to issue and sell up to an additional 1,250,000 shares of Series B Preferred Stock within two weeks subsequent to the closing of the issuance and sale of the initial 7,500,000 shares. Among the Investors are Frost Gamma Investments Trust, an entity controlled by Dr. Phillip Frost, one of the largest beneficial owners of Common Stock, and Dr. Jane Hsiao, the Company’s current Chairman of the Board (collectively, the “Current Related-Party Investors”), as well as investment funds affiliated with Messrs. Dougherty, Kherani, LaViolette, Milne and Starling, each an Incoming Director. Such individuals and entities would acquire shares of Series B Preferred Stock in the Private Placement pursuant to the same terms, and subject to the same conditions, as those applicable to all other Investors. The Audit Committee of the Board approved the Current Related-Party Investors’ participation in the Private Placement. Consummation of the Private Placement is conditioned upon consummation of the Merger and certain customary closing conditions.

Lock-Up and Voting Agreement

In connection with the Merger Agreement and the Private Placement, the Investors and certain of the Company’s and TransEnterix’s current stockholders, including the Current Related-Party Investors and the investment funds affiliated with Messrs. Dougherty, Kherani, LaViolette, Milne and Starling, have agreed to enter into lock-up and voting agreements (each a “Lock-up and Voting Agreement”), pursuant to which such persons will agree, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Company’s securities held by them (collectively, “Covered Securities”) for a certain period following the date on which the Merger and the Private Placement are consummated (the “Closing Date”). The Lock-up and Voting Agreements provide that such persons may sell, transfer or convey (i) up to 50% of their respective Covered Securities during the period commencing on the one-year anniversary of the Closing Date and ending on the eighteen-month anniversary of the Closing Date and (ii) up to an aggregate of 75% of their respective Covered Securities during the period commencing on the eighteen-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreement cease to apply to the Covered Securities following the second anniversary of the Closing Date.

Additionally, pursuant to the Lock-up and Voting Agreements, each person party thereto will agree, for the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date, to vote all of such person’s Covered Securities in favor of (i) amending the Company’s Amended and Restated Certificate of Incorporation to change the legal name of the Company to “TransEnterix, Inc.”, (ii) effecting a reverse stock split of the Common Stock on terms approved by the Board and (iii) amending the Company’s 2007 Incentive Compensation Plan, as amended (the “2007 Plan”) in order to increase the number of shares of Common Stock available for issuance thereunder.

Effectiveness of the Lock-up and Voting Agreements is conditioned upon consummation of the Merger and the Private Placement.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held). Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, there were 61,699,276 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of the Record Date concerning the beneficial ownership of Common Stock and, after giving effect to the Private Placement as described below, of Series B Preferred Stock, by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock currently, (ii) each person who we anticipate will be a beneficial owner of more than 5% of each class of our outstanding securities after giving effect to the Merger and the Private Placement, (iii) each of our current directors, (iv) each Incoming Director, (v) each of our current named executive officers and each individual who we anticipate will become a named executive officer upon the Closing, (vi) all of our current executive officers and directors as a group, and (vii) all of our executive officers and directors anticipated after the Closing as a group. Ownership information is set forth both for the actual ownership as of the Record Date and for the ownership as of the Record Date as if the Merger and the Private Placement occurred on the Record Date. Unless otherwise noted, each of the following disclaims any beneficial ownership of the shares, except to the extent of his, her or its pecuniary interest, if any, in such shares.

	Actual		Pro Forma
Name and Address of Beneficial Owner	Number of Shares of Common Stock (1)	Percentage of Outstanding Common Shares (2)	Number of Shares of Common Stock (1)	Percentage of Outstanding Common Shares (32)	Number of Shares of Series B Preferred Stock (35)	Percentage of Outstanding Series B Preferred Stock (36)
Jane H. Hsiao, Ph.D., MBA (3)(33)	15,726,151	24.5%	15,926,151	9.2%	875,000.0	11.6%
Jeffrey G. Spragens (4)(33)	4,094,118	6.6%	4,394,118	2.6%	0	*
Charles J. Filipi, M.D. (5)(33)	2,824,092	4.6%	2,824,092	1.7%	0	*
Chao C. Chen, Ph.D. (6)(33)	62,500	*	82,500	*	0	*
Richard C. Pfenniger, Jr. (7)(33)	332,000	*	357,000	*	0	*
Steven D. Rubin (8)(33)	336,156	*	371,156	*	0	*
Kevin T. Wayne, D.B.A. (9)(33)	80,000	*	100,000	*	0	*
James J. Martin, C.P.A. (10)(33)	33,125	*	157,500	*	0	*
All Current Executive Officers and Directors as a group (8 persons) (11)	23,488,142	36.2%	24,212,517	14.0%	875,000.0	11.6%
Dennis J. Dougherty (12)(34)	0	*	11,820,510	7.0%	598,590.8	8.0%
Phillip Frost, M.D. (13)(33)	14,382,346	22.8%	14,482,346	8.5%	875,000.0	11.6%
Aftab R. Kherani, M.D. (14)(34)	0	*	24,485,658	14.4%	1,239,937.8	16.5%
Paul LaViolette (15)(34)	0	*	22,819,131	13.4%	1,154,756.8	15.3%
David Milne (16)(34)	0	*	22,803,257	13.4%	1,154,756.8	15.3%
Todd M. Pope (17)(34)	0	*	3,301,285	1.9%	0	*
William N. Starling, Jr. (18)(34)	0	*	19,681,500	11.6%	866,067.8	11.5%
Richard M. Mueller (19)(34)	0	*	1,300,568	*	0	*
All Executive Officers and Directors after Closing as a group (13 persons) (20)	33,297,714	50.9%	117,221,682	65.9%	5,609,353.2	74.5%
Frost Gamma Investments Trust (21)	14,122,346	22.5%	14,122,346	8.3%	875,000.0	11.6%
Brilliant Champion Resources Limited (22)	3,261,804	5.3%	3,261,804	1.9%	0	*
Grandtime Associates Limited (23)	3,250,000	5.2%	3,250,000	1.9%	0	*
Chung Chia Company Limited (24)	3,366,403	5.4%	3,366,403	2.0%	437,500.0	5.8%
Kwang Shun Limited (37)	3,225,000	5.2%	3,225,000	1.9%	437,500.0	5.8%
Gold Sino Assets Limited (25)	3,366,403	5.4%	3,366,403	2.0%	0	*
Aisling Capital III, L.P. (26)	0	*	24,485,658	14.4%	1,239,938.8	16.5%
SV Life Sciences Fund (27)	0	*	22,803,257	13.4%	1,154,756.8	15.3%
Synergy Life Science Partners, L.P. (28)	0	*	17,102,441	10.1%	866,067.8	11.5%
StepStone Funds (29)	0	*	11,985,261	7.1%	561,155.5	7.5%
Intersouth Partners VII, L.P. (30)	0	*	11,820,510	7.0%	598,590.8	8.0%
Hsu Gamma Investments, LP	1,913,470	3.1%	1,913,470	1.1%	437,500.0	5.8%
Quaker Bioventures II, L.P (31)	0	*	8,443,221	5.0%	427,564.7	5.7%

*	Less than 1%.
(1)

A person is deemed to be the beneficial owner of shares of Common Stock underlying options and warrants held by that person that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter.

(2)

Based on 61,699,276 shares of Common Stock outstanding as of the Record Date. Each beneficial owner’s percentage ownership is determined assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter have been exercised for Common Stock.

(3)

Common Stock holdings include options to purchase 375,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock. After giving effect to the Merger, Dr. Hsiao’s Pro Forma ownership includes options to purchase 575,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger. Holdings also include beneficial ownership of shares held by Hsu Gamma Investments, L.P. (“Hsu Gamma”), which holds 1,913,470 shares of Common Stock and 437,500 shares of Series B Preferred Stock after the Private Placement. Dr. Hsiao is the general partner of Hsu Gamma.

(4)

Common Stock holdings include 562,818 shares owned by the Joy Fowler Spragens Family Trust (the “Spragens Trust”), and 571,015 shares owned by RSLS Investments LLC (“RSLS”). The Spragens Trust is an irrevocable trust established by Joy Fowler Spragens, the spouse of Mr. Spragens, for the benefit of her descendants and relatives who are unrelated to Mr. Spragens. Although Mr. Spragens is the manager of RSLS, RSLS is 100% owned by his adult children. Accordingly, Mr. Spragens disclaims any beneficial ownership of the shares held by the Spragens Trust and RSLS. Currently includes options to purchase 215,000 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock. After giving effect to the Merger, Mr. Spragens’ Pro Forma ownership includes options to purchase 515,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(5)	Includes options to purchase 10,000 shares of the Common Stock and 1,403,523 shares held by Dr. Filipi’s spouse.
(6)

Currently includes options to purchase 62,500 shares of Common Stock. After giving effect to the Merger, Dr. Chen’s Pro Forma ownership includes options to purchase 82,500 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(7)

Currently includes options to purchase 92,000 shares of Common Stock. After giving effect to the Merger, Mr. Pfenniger’s Pro Forma ownership includes options to purchase 117,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(8)

Currently includes options to purchase 92,000 shares of Common Stock. After giving effect to the Merger, Mr. Rubin’s Pro Forma ownership includes options to purchase 127,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(9)

Currently includes options to purchase 75,000 shares of Common Stock. After giving effect to the Merger, Mr. Wayne’s Pro Forma ownership includes options to purchase 95,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(10)

Currently includes options to purchase 33,125 shares of Common Stock. After giving effect to the Merger, Mr. Martin’s Pro Forma ownership includes options to purchase 157,500 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(11)

Currently includes options to purchase 954,625 shares of Common Stock and warrants to purchase 2,200,000 shares of Common Stock. After giving effect to the Merger and the Private Placement, the Pro Forma ownership includes options to purchase 1,679,000 shares of Common Stock, warrants to purchase 2,200,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger and 875,000 shares of Series B Preferred Stock.

(12)

Intersouth Partners VII, L.P. holds 11,820,510 shares of Common Stock and 598,591 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. Dennis Dougherty is a principal of a control person of Intersouth Partners VII, L.P.

(13)

Includes options to purchase 260,000 shares of Common Stock and beneficial ownership of shares held by Frost Gamma Investments Trust (see note 21). After giving effect to the Merger, Dr. Frost’s Pro Forma ownership includes options to purchase 360,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control resulting from the Merger.

(14)

Aisling Capital III, LP holds 24,485,658 shares of Common Stock and 1,239,938 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. Aftab Kherani, M.D. is a principal of a control person of Aisling Capital III, LP.

(15)

SV Life Sciences Fund IV, L.P. holds 22,173,732 shares of Common Stock and 1,122,878 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. SV Life Sciences Fund IV Strategic Partners, L.P. holds 629,525 shares of Common Stock and 31,879 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. Paul LaViolette is a partner of a control person of both SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P. Paul

LaViolette’s holdings include options to purchase 15,874 shares of Common Stock, after giving effect to the assumption of outstanding TransEnterix options in the Merger.
(16)

SV Life Sciences Fund IV, L.P. holds 22,173,732 shares of Common Stock and 1,122,878 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. SV Life Sciences Fund IV Strategic Partners, L.P. holds 629,525 shares of Common Stock and 31,879 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. David Milne is a managing partner of a control person of both SV Life Sciences Fund IV, L.P. and SV Life Sciences Fund IV Strategic Partners, L.P.

(17)	Includes options to purchase 3,301,285 shares of Common Stock, after giving effect to the assumption of outstanding TransEnterix options in the Merger.
(18)

Synergy Life Science Partners, L.P. holds 17,102,441 shares of Common Stock and 886,068 shares of Series B Preferred Stock, after giving effect to the Merger and the Private Placement. Synecor, L.L.C. holds 2,579,060 shares of Common Stock, after giving effect to the Merger (including the assumption of outstanding TransEnterix options in the Merger). William N. Starling Jr. is a managing director Synergy Life Science Partners, L.P. and the chief executive officer of Synecor, L.L.C. William N. Starling, Jr.’s Common Stock holdings include options to purchase 65,941 shares of Common Stock, after giving effect to the assumption of outstanding TransEnterix options in the Merger.

(19)	Includes options to purchase 1,300,568 shares of Common Stock, after giving effect to the assumption of outstanding TransEnterix options in the Merger.
(20)

Includes options to purchase 768,250 shares of Common Stock and warrants to purchase 3,000,000 shares of Common Stock, after giving effect to the assumption of outstanding TransEnterix options and warrants in the Merger. The Pro Forma ownership includes options to purchase 5,188,750 shares of Common Stock and warrants to purchase 3,000,000 shares of Common Stock, due to accelerated vesting pursuant to a change in control and the beneficially owned securities of the Incoming Directors.

(21)

Frost Gamma Investments Trust holds 14,122,346 shares of Common Stock and warrants to purchase 1,000,000 shares of Common Stock and 875,000 shares of Series B Preferred Stock to be purchased in the Private Placement. Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(22)	Includes warrants to purchase 300,000 shares of Common Stock. The address of this stockholder is 11F NO 308 SEC 2 Bade Rd., Taipei 104, Taiwan.
(23)	Includes warrants to purchase 300,000 shares of Common Stock. The address of this stockholder is TF NO 308 SEC 2 Bade Rd., Taipei 10492, Taiwan.
(24)	Includes warrants to purchase 550,000 shares of Common Stock. The address of Chung Chia Company Limited is Palm Grove House, PO Box 438, Road Town Tortola, British Virgin Island.
(25)	Includes warrants to purchase 550,000 shares of Common Stock. The address of this stockholder is Offshore Chambers, P O Box 217 Apia, Samoa.
(26)	The address of Aisling Capital III, LP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.
(27)	The address of SV Life Sciences Fund is One Boston Place Suite 3900, 201 Washington Street, Boston, MA 02108.
(28)	The address of Synergy Life Science Fund is 3284 Alpine Road, Portola Valley, CA 94028.
(29)	The address of the StepStone Funds is 4350 La Jolla Village Drive, Suite 800, San Diego, CA 92122.
(30)	The address of Intersouth Partners VII, L.P. is 102 City Hall Plaza, Suite 200, Durham, NC 27701.
(31)	The address of Quaker Bioventures II, L.P is 2929 Arch Street, Philadelphia, PA 19104.
(32)

Based on 169,667,791 shares of Common Stock anticipated to be outstanding after giving effect to the Merger, on an as-converted into Common Stock basis. Each beneficial owner’s percentage ownership is determined assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable as of the Record Date or that will become exercisable within 60 days thereafter have been exercised into Common Stock.

(33)	The address of this stockholder is 4400 Biscayne Blvd, Miami, FL 33137.
(34)	The address of this stockholder is 635 Davis Drive, Suite 300, Durham, NC 27560.
(35)

Based on 7,531,389 shares of Series B Preferred Stock contemplated by the Purchase Agreement to be outstanding after giving effect to the Private Placement. The Purchase Agreement assumes a closing date of August 26, 2013 for the Private Placement for purposes of calculating the number of shares issuable in the Private Placement.

(36)	Shares of Series B Preferred Stock are convertible into Common Stock at an exchange ratio of 10 shares of Common Stock to 1 share of Series B Preferred Stock.
(37)	Includes warrants to purchase 300,000 shares of Common Stock. The address of Kwang Shun Limited is TF No 308 Sec 2 Bade Rd., Taipei 10492, Taiwan.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers (After giving effect to the Merger)

The table below sets forth certain information concerning the individuals anticipated to be our executive officers and directors after giving effect to the Merger, including their names, ages, anticipated positions with us. Our executive officers are chosen by our Board and hold their respective offices until their resignation or earlier removal by the Board.

In accordance with our certificate of incorporation, incumbent directors are elected to serve until our next annual meeting and until each director’s successor is duly elected and qualified.

Name	Age	Position
Dennis J. Dougherty (1)	65	Director
Charles J. Filipi, M.D.	72	Chief Medical Officer
Phillip Frost, M.D. (1)	76	Director
Jane H. Hsiao, Ph.D., MBA	66	Director
Aftab R. Kherani, M.D. (1)	39	Director
Paul A. LaViolette (1)	56	Director, Chairman of the Board
James J. Martin, C.P.A.	46	Chief Financial Officer
David B. Milne (1)	50	Director
Richard M. Mueller (2)	41	Chief Operating Officer
Richard C. Pfenniger, Jr.	57	Director
Todd M. Pope (1)(2)	47	Chief Executive Officer, President, Director
William N. Starling, Jr. (1)	60	Director

(1)

Messrs. Doherty, Frost, Kherani, LaViolette, Milne, Pope and Starling will be appointed to serve as members of our Board, to fill the vacancies created by the increase in the size of our Board from seven members to nine members and the resignation of five directors. Such appointments will become effective as of the Closing.

(2)	Messrs. Pope and Mueller will be appointed to serve as Chief Executive Officer and President, and Chief Operating Officer, respectively. Such appointments will become effective as of the Closing.

Directors (After giving effect to the Merger)

The following information pertains to the anticipated members of our Board effective as of the Closing, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

Aftab R. Kherani, M.D. Since September 2008, Dr. Kherani has served as a Principal of Aisling Capital. Previously, Dr. Kherani was an Engagement Manager at McKinsey & Company, where he was a member of the Pharmaceutical, Medical Product and Private Equity practices. Prior to McKinsey, Dr. Kherani was a Chief Resident in Surgery at Duke University Medical Center, where he completed his residency in general surgery. He completed a two-year post-doctoral research fellowship at Columbia University, College of Physicians & Surgeons from 2001 to 2003. Dr. Kherani currently serves as a director of TransEnterix and as a board observer at T2 Biosystems, Inc., a privately-held company. Dr. Kherani received his M.D. from Duke, and his B.S. in Biology and A.B. in Economics from Duke. Dr. Kherani’s background as a physician, his strong technical expertise, as well as his management experience, qualify him to be a member of the Board. His broad clinical and business experience give him an understanding and appreciation of the many scientific and regulatory issues confronting medical device, pharmaceutical and biotechnology companies.

David B. Milne. Mr. Milne is a Managing Partner at Silicon Valley Life Sciences (“SVLS”), a medical device value fund. He joined SVLS in 2005 and has 25 years of experience in the healthcare industry having worked at several leading public and private medical technology companies. From 1999, until joining SVLS in

2005 he held the position of Vice President of Corporate Business Development at Boston Scientific Corporation and was responsible for over 50 transactions totaling nearly $2 billion in acquisitions, equity investments and development partnerships. Mr. Milne currently sits on the board of AqueSys, Inc., Altura Medical, Inc., EBR Systems, Inc., Entellus Medical, Inc., ReShape Medical, Inc., Spinal Kinetics, LLC and TransEnterix, all of which are privately-held companies. Previously Mr. Milne worked at Scimed Life Systems, Becton Dickinson and Parker Laboratories. He holds an MBA in Marketing/Finance from New York University and a BS in Biology from Rutgers University. Mr. Milne’s extensive background in the medical device industry and his management experience qualify him to be a member of the Board. His significant history in the industry and business acumen mean he has the technical skills and experience to properly advise and govern medical device, pharmaceutical and biotechnology companies.

Dennis J. Dougherty. Mr. Dougherty founded and has been the managing general partner of Intersouth Partners since 1985. He holds primary responsibility for Intersouth’s life science portfolio, which includes companies in biopharmaceuticals, medical technology and agribusiness, working with companies from founding through public offering. He has served on the Boards of Directors of more than 40 companies, most of which were privately held. Mr. Dougherty is a founder of the North Carolina Council for Entrepreneurial Development and was a member of the Steering Committee for the Kauffman Fellows Program. He has served on the Board of Directors of the National Venture Capital Association and is on the Board of Trustees of Oklahoma City University. Mr. Dougherty was also an office managing partner for Touche Ross and Co. (now Deloitte & Touche). He holds a B.S. in Business from Oklahoma City University and completed postgraduate studies in accounting and finance at Duke University. Mr. Dougherty’s investment experience in the life sciences industry and his management experience qualify him to be a member of the Board. His broad experience in business and background in accounting is valuable to medical device, pharmaceutical and biotechnology companies.

Jane H. Hsiao, Ph.D., MBA. Dr. Hsiao has served as a director of the Company since April 2005 and has served as Chairman of the Board since September 2007. Dr. Hsiao has served since May 2007 as Vice-Chairman and Chief Technical Officer of OPKO Health, Inc. (“OPKO”), a specialty healthcare company. Since October 2008, Dr. Hsiao has served as Chairman of the Board and, since February 2012, Interim CEO of medical device developer, Non-Invasive Monitoring Systems, Inc. (“NIMS”). Additionally, Dr. Hsiao serves as a director of PROLOR Biotech, Inc., a developmental stage biopharmaceutical company (“PROLOR”), and Neovasc, Inc., a company developing and marketing medical specialty vascular devices. Dr. Hsiao previously served as the Vice Chairman-Technical Affairs and Chief Technical Officer of IVAX Corporation (“IVAX”), from 1995 until IVAX was acquired in January 2006 by Teva Pharmaceutical Industries Ltd. Dr. Hsiao also served as Chairman, CEO and President of IVX Animal Health, IVAX’s veterinary products subsidiary, from 1998 until 2006, and as IVAX’s Chief Regulatory Officer from 1992 to 1995. Dr. Hsiao previously served on the board of directors of Ivax Diagnostics, Inc. and Sorrento Therapeutics, Inc., a development stage biopharmaceutical company. Dr. Hsiao’s background in the pharmaceutical and medical device industry, her strong technical expertise, as well as her senior management experience, allow her to play an integral role as member of the Board. Her broad experience in many biotechnology and life science companies gives her a keen understanding and appreciation of the many regulatory and developmental issues confronting medical device, pharmaceutical and biotechnology companies.

Paul A. LaViolette. Mr. LaViolette is a Partner at SVLS. He joined SVLS in 2009 and has over 33 years of global medical technology management experience. Prior to joining SVLS, Mr. LaViolette was most recently Chief Operating Officer at Boston Scientific Corporation (“Boston Scientific”), an $8 billion medical device leader. During his 15 years at Boston Scientific, he served as COO, Group President, President-Cardiology and President-International. Mr. LaViolette integrated two dozen acquisitions and led extensive product development, operations and worldwide commercial organizations. Mr. LaViolette previously held marketing and general management positions at C.R. Bard, Inc., and various marketing roles at Kendall (now a part of Covidien plc). He currently serves on the boards of Baxano Surgical, Inc., Cardiofocus, Inc., CardioKinetix, Inc., Coridea NC2, Inc., CSA Medical Inc., DC Devices Inc., Direct Flow Medical, Inc., Thoratec Corporation, TransEnterix and ValenTx, Inc., all of which are privately-held, as well as the Medical Device Manufacturers Association. Mr. LaViolette received his B.A. in Psychology from Fairfield University and his MBA from Boston College.

Mr. LaViolette’s experience and attributes qualify him to serve as Chairman of our Board for several reasons. Mr. LaViolette’s vast medical technology operating experience and management makes him knowledgeable in the areas of product launches, new product development, clinical and regulatory affairs, quality systems, international sales and marketing, and acquisitions and integrations. His role as chairman of the board of directors of several companies provides him with the experience and skill set to be an effective leader of the Board.

Phillip Frost, M.D. Dr. Frost has served as the CEO and Chairman of OPKO since May 2007. Dr. Frost was named the Chairman of the Board of Teva Pharmaceutical Industries, Limited (“Teva”) in March 2010 and had previously been Vice Chairman since January 2006 when Teva acquired IVAX. Dr. Frost had served as Chairman of the Board of Directors and Chief Executive Officer of IVAX since 1987 until its acquisition by Teva. He was Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1986. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986. Dr. Frost was named Chairman of the Board of Ladenburg Thalmann Financial Services Inc., an investment banking, asset management, and securities brokerage firm providing services through its principal operating subsidiary, Ladenburg Thalmann & Co. Inc., in July 2006 and has been a director of Ladenburg Thalmann from 2001 until 2002 and again since 2004. Dr. Frost also serves as Chairman of the board of directors of PROLOR, a development stage biopharmaceutical company. He serves as a member of the Board of Trustees of the University of Miami and as a Trustee of each of the Miami Jewish Home for the Aged, and the Mount Sinai Medical Center. Dr. Frost is also a director of Castle Brands, Inc. (“Castle”), a developer and marketer of premium brand spirits. Dr. Frost previously served as a director for Continucare Corporation, Northrop Grumman Corp., Ideation Acquisition Corp., and as Governor and Co-Vice-Chairman of the American Stock Exchange. Dr. Frost’s experience in successfully founding several companies in the medical field and overseeing the development and commercialization of a multitude of pharmaceutical products, combined with his experience as a physician and chairman and/or chief executive officer of large pharmaceutical companies, makes him a valuable member of our Board.

Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr., has served as a director of the Company since April 2005.Mr. Pfenniger served as the Interim CEO of IntegraMed America, Inc., a privately held company (“IntegraMed”), from January 2013 through June 2013. Previously, Mr. Pfenniger served as Chief Executive Officer and President of Continucare Corporation, a provider of primary care physician, from October 2003 until December 2011, and the Chairman of Continucare’s board of directors from September 2002 until December 2011. Additionally, Mr. Pfenniger served as CEO and Vice Chairman of Whitman Education Group, Inc., a post-secondary education provider, from 1997 until 2003. From 1994 to 1997, Mr. Pfenniger served as Chief Operating Officer of IVAX Corporation, and from 1989 to 1994 he served as Senior Vice President-Legal Affairs and General Counsel of IVAX Corporation. Mr. Pfenniger is a director of GP Strategies, Inc., a corporate education and training company, OPKO, and IntegraMed. As a result of Mr. Pfenniger’s multi-faceted experience as a chief executive officer, chief operating officer and general counsel, he is able to provide valuable business, leadership and management advice to the Board in many critical areas. In addition, Mr. Pfenniger’s knowledge of the healthcare business has given him insight into many aspects of our business and the markets in which we operate. Mr. Pfenniger also brings financial expertise to the Board, including through his service as Chairman of our Audit Committee.

Todd M. Pope. As president and chief executive officer for TransEnterix since September 2008, Mr. Pope has had primary responsibility for TransEnterix’s strategic vision and oversight of its organic growth. Mr. Pope has spent more than 20 years working in key leadership positions within the medical-device industry. Prior to joining TransEnterix, Mr. Pope served as worldwide president of Cordis, a multi-billion-dollar division within Johnson & Johnson’s medical-device business. He previously held a number of leadership positions within Johnson & Johnson and Boston Scientific. Mr. Pope received his bachelor’s degree from University of North Carolina at Chapel Hill, and currently serves on the University’s Kenan-Flagler Board of Visitors, and Educational Foundation Executive Board. Mr. Pope’s history as president and chief executive officer of

TransEnterix, Inc. provide him the knowledge and experience necessary to help lead the combined entity as a member of the Board. His deep knowledge of the operations of TransEnterix and ongoing relationship with the Company and the medical device industry generally gives him a valuable insight into the operations of the combined entity.

William N. Starling. William N. Starling is Managing Director of Synergy Life Science Partners, LP a life science venture capital firm, and Chief Executive Officer of Synecor, LLC, an incubator for new life science companies. As CEO of Synecor, Mr. Starling is a cofounder of BaroSense Inc., Bioerodible Vascular Solutions, Inc., InnerPulse, Inc., TransEnterix, Interventional Autonomics Corporation, NeuroTronik Inc., and Aegis Surgical, Limited. Mr. Starling currently serves as Chairman of the Board of Aegis Surgical and Interventional Autonomics Corporation, and as a board member of TransEnterix, EBR Systems, Inc. and iRhythm Technologies, all of which are privately-held. He began his 36-year career in the medical technology device industry at American Edwards Laboratories and subsequently was part of the founding management team and Director of Marketing for Advanced Cardiovascular Systems, Inc.; a cofounder, Vice President and board member of Ventritex, Inc.; and a cofounder and Chairman of the Board of Directors and President/CEO of Cardiac Pathways Corporation. Mr. Starling received his BSBA degree from the University of North Carolina at Chapel Hill and his MBA degree from the University of Southern California. Mr. Starling’s experience and attributes qualify him to serve as a member of our Board for several reasons. Mr. Starling’s roles as a co-founder of multiple companies and his vast medical technology operating experience makes him knowledgeable in the areas of product launches, new product development, clinical and regulatory affairs, quality systems, international sales and marketing, and business and financial matters.

Executive Officers (After giving effect to the Merger)

The following information pertains to our anticipated executive officers effective as of the Closing.

Todd M. Pope has served as the TransEnterix Chief Executive Officer since September 2008. See disclosure in “Directors (After giving effect to the Merger)” section above for additional background information.

James J. Martin, C.P.A. Mr. Martin has served as our Chief Financial Officer since January 19, 2011. Since January 2011, Mr. Martin has also served as the Chief Financial Officer of NIMS. From January 2011 through December 2011, Mr. Martin served as Vice President of Finance of Aero Pharmaceuticals, Inc. (“Aero”), a privately held pharmaceutical distributor. From July 2010 until January 2011, Mr. Martin served as the Controller of SafeStitch, NIMS and Aero. From 2008 to 2010, Mr. Martin served as the Controller of AAR Aircraft Services, Inc., an aerospace and defense company, and from 2005-2008, Mr. Martin served as the Controller of Avborne Heavy Maintenance, Inc., an aviation maintenance repair and overhaul company. In addition to his career in finance and accounting, Mr. Martin served five years in the United States Navy as an Operations Specialist.

Charles J. Filipi, M.D. Dr. Filipi has served as our Chief Medical Officer (f/k/a Medical Director) and a member of our Board since our acquisition of SafeStitch LLC in September 2007. Dr. Filipi was a founding member of SafeStitch LLC in August 2005 and has served as its Medical Director since 2006. Since 1999, Dr. Filipi has been a Professor of Surgery in the Department of Surgery at Creighton University School of Medicine in Omaha, Nebraska. Dr. Filipi has also served as president of the American Hernia Society, editor of the Journal Hernia and has published approximately 105 peer-reviewed articles and 52 book chapters. Additionally, Dr. Filipi has been the inventor listed on more than twenty provisional or utility patents. His primary areas of interest are intraluminal surgery for the correction of gastroesophageal reflux disease, Barrett’s Esophagus, and obesity.

Richard M. Mueller. Mr. Mueller has served as the Chief Operating Officer at TransEnterix since January 2013, after serving as Chief Technology Officer at TransEnterix from January 2011 until his appointment as Chief Operating Officer. Mr. Mueller oversees the innovation, development and research of TransEnterix’s technologies for minimally invasive surgery. He also directs the realization of new technologies to market through the sourcing and manufacturing process. A biomechanical engineer, who received his B.S. from Case Western Reserve University, Mueller most recently served as vice president of research and development at NuVasive Inc., a publicly-traded spinal device company. Previously, he was director of research and product development at Theken Spine, a start-up later acquired by Integra Life Sciences. Mr. Mueller has participated in more than 100 medical device launches and has extensive experience in the medical device industry.

Directors and Executive Officers (Prior to giving effect to the Merger)

The following information pertains to those current Board members and executive officers who are anticipated to resign upon consummation of the Merger.

Jeffrey G. Spragens. Mr. Spragens has served as our President and Chief Executive Officer and as a member of our Board since September 2007, and, since August 2005, he has served as Business Manager of SafeStitch LLC, of which he was a founding member. From January 2002 to December 2006, Mr. Spragens was a member of the board of directors of ETOC, Inc., a privately owned hotel and lodging company based in Minneapolis, Minnesota. Since April 2002, he has been a Founding Board of Directors Member and Treasurer of the Foundation for Peace, Washington, D.C. From 1990 to 1995, Mr. Spragens was Managing Partner, Gateway Associates, Inc., a company that secured full subdivision and planning approval for properties under its control. Prior to that and from 1987 to 1993, he was one of three founding board of directors members of North American Vaccine which was a public company acquired by Baxter International in 1999. Mr. Spragens also has previous experience as a developer and attorney.

Chao C. Chen, Ph.D. Dr. Chen has served as a director of the Company since September 2009. Since November 2010, Dr. Chen has served as a private technology and business consultant for the medical device industry. From May 2009 until November 2010, Dr. Chen served as Chief Operating Officer of UniMed VM, a Taiwanese investment company. From September 2008 to May 2009, Dr. Chen served as Vice President of TaiMed Inc., a Taiwanese investment company, where he was responsible for medical technology investments. From 1983 to 2008, Dr. Chen served in various positions for the Cordis and Ethicon medical device subsidiaries of Johnson & Johnson, most recently from July 2006 to August 2008 as Vice President, Business Leader of Ensure, Cordis and from July 2002 to June 2006 as Vice President, Advanced Research and Development of Cordis. In these positions, Dr. Chen was responsible for strategic planning, business integration, product commercialization and new technology research and development.

Steven D. Rubin. Mr. Rubin has served as a director of the Company since September 2007. Mr. Rubin has been the Executive Vice President of OPKO since May 2007 and a director of OPKO since February 2007. Mr. Rubin currently serves on the Boards of Directors of OPKO, NIMS, PROLOR, Neovasc, Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (“Tiger X”), formerly a medical device company, Castle, and Tiger Media, Inc. (fka SearchMedia Holdings Limited), a multi-platform billboard and advertising company in China (“Tiger Media”). Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Mr. Rubin was previously a director of Ideation Acquisition Corp. and Dreams, Inc., a vertically integrated sports licensing and products company.

Kevin T. Wayne, D.B.A. Dr. Wayne is an Associate Professor of Business Administration at Rivier University in Nashua, New Hampshire and has been with Rivier University since 2003. Dr. Wayne has been a director of the Company since September 2007. Prior to this and from 1999 until 2002, he was co-founder and Vice President of Onux Medical, Inc., a medical device company acquired by C.R. Bard in 2004. At Onux, Dr. Wayne was responsible for marketing and business development. He was also an Adjunct Professor of Marketing at Daniel Webster College from 2002 to 2003 and a Faculty Associate at Worcester Polytechnic Institute in 2002. Additionally, he has served in product development and marketing functions at Smith & Nephew Endoscopy, Visualization Technology, and C.R. Bard’s Endoscopy Division. His medical and surgical device experience includes work in general surgery, GI endoscopy, arthroscopy/sports medicine and computer-assisted spine and neurosurgery applications. He is a member of the Medical Device Group of Boston, the Association of University Technology Managers and the Academy of Management.

Involvement in Legal Proceedings

To the Company’s knowledge, none of our officers (current or incoming) or our directors (current or incoming) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Pursuant to the Merger Agreement, as of the Closing, TransEnterix has the right to appoint six of the nine directors of the Company and has the right to designate all of the executive officers of the Company. For more information see the section of this Information Statement entitled “Change of Control – Change in Board of Directors and Executive Officers.”

Family Relationships

There are no family relationships among the members of our Board or our executive officers (including the individuals who are expected to serve on our Board or as our executive officers after the Merger).

Composition of the Board

In accordance with our certificate of incorporation, our Board is elected annually as a single class.

CORPORATE GOVERNANCE

The following information describes our current corporate governance arrangements prior to the Merger. It is anticipated that after the consummation of the Merger, the Board will appoint new directors to the existing committees of the Board and make independence determinations with respect to the Incoming Directors.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer and other persons performing similar functions. A copy of our Code of Business Conduct and Ethics is available on our website at www.safestitch.com. We intend to post amendments to, or waivers from a provision of, our Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer or persons performing similar functions on our website. Our website is not part of this information statement.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, the Company’s directors, executive officers and persons who own more than ten percent (10%) of our Common Stock are required to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to the year ended December 31, 2012 (“Fiscal 2012”), the Company is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Common Stock or other equity securities of the Company.

Board of Directors and Committees Thereof

Independence

The Board, in the exercise of its reasonable business judgment, has determined that each of our current directors qualify as independent directors pursuant to Nasdaq Stock Market Rule 5605(a)(2) and applicable SEC rules and regulations, except Mr. Spragens, who is currently employed as our President and CEO, and Dr. Filipi, who is currently employed as our Chief Medical Officer. Additionally, each of Mr. Pfenniger, Jr., Mr. Rubin and Dr. Wayne is independent for audit committee purposes under Nasdaq Stock Market Rule 5605(c)(2) and applicable SEC rules and regulations. The Board has not made any determinations with respect to Incoming Directors.

Board Committees and Meeting Attendance

The Board conducts its business through meetings of the full Board and through committees of the Board, including the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. We do not have any other standing committees of the Board. The Board and its committees also act by written consent. During 2012, the full Board met on one occasion, and acted via written consent on two occasions. During 2012, each of the current directors attended at least 75% of the aggregate of the Board meetings and the meetings of each committee on which such director served.

We do not have a policy requiring our directors to attend the Annual Meeting. Three of our directors attended our 2012 Annual Meeting of Stockholders.

Compensation Committee

The Compensation Committee is currently composed of the following non-employee directors, all of whom the Board, in the exercise of its reasonable business judgment, has determined to be independent under Nasdaq and applicable SEC rules and regulations: Steven D. Rubin, Chairman, Richard C. Pfenniger, Jr. and Chao Chen, Ph.D. The Board has delegated to the Compensation Committee its responsibilities and authority relating to the compensation and evaluation of our executive officers, including establishing compensation policies and philosophies for the Company and its executive officers and reviewing and approving corporate goals and objectives relevant to our Chief Executive Officer’s compensation, as well as overseeing our incentive compensation plans and equity-based plans. The Compensation Committee has the power to create subcommittees with such powers as the Compensation Committee may from time to time deem necessary or appropriate. The Board has adopted a charter that sets forth the responsibilities of the Compensation Committee, which is available on our website located at www.safestitch.com. During 2012, the Compensation Committee met on two occasions, and acted by written consent on one occasion.

Audit Committee

We have a separately-designated standing audit committee, established in accordance with section 3(a)(58)(A) of the Exchange Act. The Board has adopted a charter that sets forth the responsibilities of the Audit Committee, which is available on our website located at www.safestitch.com. During 2012, the Audit Committee met on five occasions.

The Audit Committee is currently composed of the following non-employee directors: Richard C. Pfenniger, Jr., Chairman, Steven D. Rubin and Kevin Wayne, D.B.A. The Company’s Board has determined that Richard C. Pfenniger, Jr. is an audit committee financial expert as defined in Item 407 (d)(5)(ii) of Regulation S-K.

Corporate Governance and Nominating Committee

In August 2010, the Board formed a Corporate Governance and Nominating Committee consisting of Dr. Jane Hsiao and Dr. Chao Chen. The Board has adopted a charter that sets forth the responsibilities of the Corporate Governance and Nominating Committee, which include the selection of potential candidates for the Board, making recommendations to the Board concerning the structure and membership of the other Board committees and considering director candidates recommended by others, including our Chief Executive Officer, other Board members, third parties and our stockholders. A copy of the charter is available on our website located at www.safestitch.com. The Corporate Governance and Nominating Committee met once during Fiscal 2012.

The Corporate Governance and Nominating Committee identifies director nominees through a combination of referrals, including by existing members of the Board, management, third parties, stockholders and direct solicitations, where warranted. Once a candidate has been identified, the Corporate Governance and Nominating Committee reviews the individual’s experience and background and may discuss the proposed nominee with the source of the recommendation. The Committee does not plan to evaluate candidates identified by the Committee itself differently from those recommended by a stockholder or otherwise.

Director Selection Criteria

The Corporate Governance and Nominating Committee reviews and makes recommendations to the Board regarding the appropriate qualifications, skills, and experience expected of individual members and of the Board as a whole with the objective of having a Board with sound judgment and diverse backgrounds and experience to represent stockholder interests.

The Corporate Governance and Nominating Committee believes that nominees for election to the Board should possess sufficient business or financial experience and a willingness and ability to devote the time and effort necessary to discharge the responsibilities of a director. This experience can include, but is not limited to, service on other boards of directors or active involvement with other boards of directors, experience in the industries in which the Company conducts its business, audit and financial expertise, medical device experience, operational experience, or a scientific or medical background. The Corporate Governance and Nominating

Committee does not believe that nominees for election to the Board should be selected through mechanical application of specified criteria. Rather, the Corporate Governance and Nominating Committee believes that the qualifications and strengths of individuals should be considered in their totality with a view to nominating persons for election to the Board whose backgrounds, integrity, and personal characteristics indicate that they will make a positive contribution to the Board. Additionally, the Board will consider such other factors as it deems appropriate.

While we do not have a formal diversity policy with respect to Board composition, the Board believes it is important for the Board to have diversity of knowledge base, professional experience and skills, and the Corporate Governance and Nominating Committee takes these qualities into account when considering director nominees for recommendation to the Board.

Board Nominations by Security Holders

The Board will consider candidates recommended by our stockholders pursuant to written applications submitted to our Corporate Secretary, SafeStitch Medical, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137.

There have been no changes to the procedures by which security holders may recommend nominees to our Board.

Our current Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee charters are available on our website located at www.safestitch.com and are available in print to any stockholder upon request sent to SafeStitch Medical, Inc., 4400 Biscayne Blvd., Miami, Florida 33137. Our Internet website and the information contained therein or linked thereto are not incorporated by reference in, and are not a part of, this information statement.

Communication with the Board

Interested parties who want to communicate with the independent or non-management directors as a group, with the Board as a whole, any Board committee or any individual Board members should address their communications to the Board, the Board members or the Board committee, as the case may be, and send them to c/o Corporate Secretary, SafeStitch Medical, Inc., 4400 Biscayne Blvd., Miami, Florida 33137 or call the Corporate Secretary at (305) 575-4602. The Corporate Secretary will forward all such communications directly to such Board members. Any such communications may be made on an anonymous and confidential basis.

Board Leadership Structure

The Company has historically had a separate Chairman of the Board and Chief Executive Officer. We believe that having an independent director serve as our Chairman allows our Chief Executive Officer to focus on our daily business, while allowing the Chairman of the Board to fulfill her fundamental Board leadership role, which includes providing advice to and independent oversight of our Board.

The Chairman of the Board role requires significant additional commitment, particularly as the Board’s oversight responsibilities continue to grow due to our expanding business operations. Our Board is committed to good corporate governance and believes that it is appropriate for an independent, highly-qualified, director to serve as its Chairman.

Our Chairman of the Board is responsible for the orderly functioning of our Board and enhancing its effectiveness. Our Chairman guides Board processes, provides input on agenda items and presides at Board meetings. Our Chairman additionally acts as a liaison between our Board members and our executive management team, consulting regularly and providing guidance on Board-related matters. In the absence of the Chairman, other designated directors typically preside at meetings of the Board.

Board Role in Risk Oversight

The Board’s role in the risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory and strategic and reputational risks. In connection with its reviews of the operations of the Company’s business and its corporate functions, the Board considers and addresses the primary risks associated with these operations and functions. Our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed.

In addition, each of the Board’s committees, and particularly the Audit Committee, plays a role in overseeing risk management issues that fall within such Committee’s areas of responsibility. Senior management reports on at least a quarterly basis to the Audit Committee on the most significant risks facing the Company from a financial reporting perspective and highlights any new risks that may have arisen since the Audit Committee last met. The Audit Committee also meets regularly in executive sessions with the Company’s independent registered public accounting firm and reports any findings or issues to the full Board. In performing its functions, the Audit Committee and each standing committee of the Board has full access to management, as well as the ability to engage advisors. The Board receives regular reports from each of its standing committees regarding each committee’s particularized areas of focus.

Director Compensation

On February 16, 2012, in connection with such person’s service on our Board or any committee thereof, the Compensation Committee granted 100,000 options to Dr. Hsiao, 25,000 options to each of Messrs. Pfenniger and Rubin, and 20,000 options to Dr. Chen and Dr. Wayne, all of which vested 100% on February 16, 2013. During the year ended December 31, 2012, other than the stock option grants on February 16, 2012, no cash, stock awards, option awards, non-equity incentive plan compensation, non-qualified deferred compensation earnings or any other compensation was paid to any Director in respect of such person’s service on our Board or any committee thereof. The following table sets forth the information with respect to compensation of non-employee directors of the Company during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jane H. Hsiao, Chairman	—	—	52,892	—	—	—	52,892
Richard C. Pfenniger, Jr.	—	—	13,223	—	—	—	13,223
Steven D. Rubin	—	—	13,223	—	—	—	13,223
Chao C. Chen	—	—	10,578	—	—	—	10,578
Kevin T. Wayne	—	—	10,578	—	—	—	10,578

(1)

Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are described in Note 5 to the Company’s audited financial statements, included in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2013. As of December 31, 2012, the aggregate number of outstanding stock options (both exercisable and unexercisable) for each non-employee directors were as follows:

Name	Stock Options
Jane H. Hsiao, Chairman	375,000
Richard C. Pfenniger, Jr.	92,000
Steven D. Rubin	92,000
Chao Chen	62,500
Kevin Wayne	75,000

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation information for the years ended December 31, 2012 and 2011 for our current principal executive officer and each of the other two most highly compensated executive officers. We refer to these persons as our current named executive officers elsewhere in this information statement.

SUMMARY COMPENSATION TABLE

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Jeffrey G. Spragens,	2012	—	—	—	53,431	—	—	—	53,431
Chief Executive Officer and President (3)	2011	—	—	—	89,594	—	—	—	89,594
Charles J. Filipi,	2012	100,000	—	—	—	—	—	6,000	106,000
Chief Medical Officer (4)	2011	150,000	—	—	—	—	—	—	150,000
James J. Martin,	2012	150,000	—	—	26,715	—	—	—	176,715
Chief Financial Officer	2011	150,000	—	—	26,878	—	—	—	176,878

(1)

Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are described in Note 5 to the Company’s audited financial statements, included in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2013.

(2)	Figures include Company match of employee 401(k) contributions under Safe Harbor Match guidelines.
(3)	Jeffrey G. Spragens, our President and Chief Executive Officer, currently does not receive a salary for his service as an officer.
(4)	Charles J. Filipi, our Chief Medical Officer, no longer received a salary after August 2012 for his service as an officer.

Outstanding Equity Awards as of December 31, 2012

The following table sets forth our outstanding equity awards as of December 31, 2012 for our current named executive officers.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Expiration Date
Jeffrey G. Spragens	5,000	(1)	—	(1)	—	$3.10	3/18/2015
	45,000	(2)	15,000	(2)	—	$0.80	2/11/2016
	50,000	(3)	50,000	(3)	—	$1.20	2/17/2017
	25,000	(5)	75,000	(5)	—	$1.12	3/10/2021
	—	(6)	100,000	(6)	—	$0.65	2/16/2022
Charles J. Filipi, M.D.	7,500	(2)	2,500	(2)	—	$0.80	2/11/2016
James J. Martin	3,750	(4)	3,750	(4)	—	$1.90	7/30/2017
	7,500	(5)	22,500	(5)	—	$1.12	3/10/2021
	—	(6)	50,000	(6)	—	$0.65	2/16/2022

(1)	Options were issued on March 18, 2008 and vest in four equal annual tranches beginning on March 18, 2009.
(2)	Options were issued on February 11, 2009 and vest in four equal annual tranches beginning on February 11, 2010.
(3)	Options were issued on February 17, 2010 and vest in four equal annual tranches beginning on February 17, 2011.
(4)	Options were issued on July 30, 2010 and vest in four equal annual tranches beginning on July 30, 2011.
(5)	Options were issued on March 10, 2011 and vest in four equal annual tranches beginning on March 10, 2012.
(6)	Options were issued on February 16, 2012 and vest in four equal annual tranches beginning on February 16, 2012.

EQUITY COMPENSATION PLAN INFORMATION

Our Board and a majority of our stockholders approved the 2007 Plan on November 13, 2007, which is our sole equity compensation plan. We have reserved a total of 5,000,000 shares of our Common Stock for issuance under the 2007 Plan, subject to adjustment for any stock split or any future stock dividend or other similar change in our Common Stock or our capital structure. As of December 31, 2012, a total of 2,079,000 options to purchase shares of Common Stock had been granted under the 2007 Plan.

The following table provides information about our equity compensation plan as of December 31, 2012:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,079,000	$1.03	2,921,000
Equity compensation plans not approved by security holders	—	$—	—
Total	2,079,000		2,921,000

Potential Payments upon Termination or Change-in-Control

Our current named executive officers do not have employment agreements with us and are all employed on an “at will” basis. We do not have arrangements with any of our current named executive officers providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change-in-control. Grants of stock options to all employees eligible to receive such grants under the 2007 Plan vest immediately in the event of a change in control; therefore, no separate disclosure is presented herein with respect to the acceleration of stock options held by the current named executive officers upon a change of control under the terms of this stock option plan.

Risk Considerations in our Compensation Programs

We have reviewed our compensation structures and policies as they pertain to risk and have determined that our compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We were parties to a Note and Security Agreement, dated September 4, 2007 (the “Credit Facility”), with The Frost Group, LLC (the “Frost Group”), and our current Chief Executive Officer, Jeffrey G. Spragens, under which we had access to a line of credit with available borrowings of up to $4.0 million, consisting of $3.9 million from The Frost Group and $100,000 from Mr. Spragens. Members of the Frost Group, LLC include our current Chairman, Jane Hsiao, Ph.D., Steven D. Rubin, a director, and Frost Gamma Investments Trust (“Frost Gamma”), a trust controlled by Dr. Phillip Frost, a significant stockholder. We were obligated to pay interest on outstanding borrowings under the Credit Facility at a 10% annual rate, and we granted a security interest in favor of The Frost Group and Mr. Spragens in all of our real and personal property, whether now existing or subsequently acquired, in order to secure prompt, full and complete payment of the amounts due under Credit Facility. The Credit Facility expired by its terms on its June 30, 2013 expiration date.

We entered into a five-year lease for office space in Miami, Florida with a company controlled by Dr. Frost. The non-cancelable lease, which commenced January 1, 2008, provides for a 4.5% annual rent increase over the life of the lease. The Miami office lease was amended in July 2011 to include additional office space in the same building, and current rental payments under the lease are approximately $21,000 per month. We are currently operating under the existing lease on a month-to-month basis.

Dr. Hsiao, Dr. Frost and director Steven Rubin are each significant stockholders and/or directors of NIMS, Aero, Tiger X and Tiger Media. Director Richard Pfenniger is also a shareholder of NIMS. Our Chief Financial Officer also serves as the Chief Financial Officer and supervises the accounting staffs of NIMS and, until its dissolution, Aero, under a Board-approved cost sharing arrangement whereby the total salaries of the accounting staffs of the three companies are shared. Aero has not participated in the cost sharing arrangement since June 30, 2011 and was dissolved in December 2011. Since December 2009, our Chief Legal Officer has served under a similar Board-approved cost sharing arrangement as Corporate Counsel of Tiger Media and as the Chief Legal Officer of each of NIMS and Tiger X. We recorded reductions to SG&A costs and expenses for the years ended December 31, 2012 and 2011 of $60,000 and $78,000, respectively, to account for the sharing of accounting costs under this arrangement. We recorded $145,000 and $178,000 of reductions to SG&A costs and expenses for the year ended December 31, 2012 and 2011, respectively, to account for the sharing of legal costs under this arrangement. Aggregate accounts receivable from NIMS, Tiger X and Tiger Media were approximately $59,000 and $66,000 as of December 31, 2012 and 2011, respectively.

On February 17, 2012, we entered into a stock purchase agreement (the “2012 Purchase Agreement”), with 35 investors, pursuant to which the investors agreed to purchase an aggregate of 20,794,000 shares of our Common Stock at a price of $0.40 per share, from which we received net proceeds of $8.3 million. A portion of the proceeds was used to pay off $3.1 million outstanding under the Credit Facility, and the balance of the proceeds was used for continued research, development and commercialization of our products and product candidates. Among the investors purchasing shares under the 2012 Purchase Agreement were Frost Gamma, Dr. Hsiao, Jeffrey Spragens and Richard Pfenniger, a current member of the Board. Frost Gamma and Dr. Hsiao each purchased 4,500,000 shares, Mr. Spragens purchased 250,000 shares and Mr. Pfenniger purchased 125,000 shares.

On November 20, 2012, we entered into a Promissory Note in the principal amount of $300,000 with Hsu Gamma Investments, L.P. (the “Hsu Gamma Note”), an entity controlled by Dr. Hsiao. The interest rate payable by us on the Hsu Gamma Note is 10% per annum, payable on the maturity date of June 30, 2013. The Hsu Gamma Note may be prepaid in advance of the maturity date without penalty. In March 2013, the Hsu Gamma Note was paid off in its entirety, plus approximately $10,000 in accrued interest, using the proceeds of the 2013 private placement of Common Stock.

On December 26, 2012, we entered into a Promissory Note in the principal amount of $300,000 with Frost Gamma (the “Frost Gamma Note”). The interest rate payable by us on the Frost Gamma Note is 10% per annum, payable on the maturity date of June 30, 2013. The Frost Gamma Note may be prepaid in advance of the maturity date without penalty. In March 2013, the Frost Gamma Note was paid off in its entirety, plus approximately $8,000 in accrued interest, using the proceeds of the 2013 private placement of Common Stock.

On February 22, 2013 we entered into a Promissory Note in the principal amount of $200,000 with Dr. Hsiao (the “Hsiao Note”). The interest payable by us on the Hsiao Note is 10% per annum, payable on the maturity date of June 30, 2013. The Hsiao Note may be prepaid in advance of the maturity date without penalty. In March 2013, the Hsiao Note was paid off in its entirety, plus approximately $2,000 in accrued interest, using the proceeds of the 2013 private placement of Common Stock.

On March 22, 2013, we entered into a stock purchase agreement with approximately 17 investors pursuant to which the 2013 PIPE Investors agreed to purchase an aggregate of approximately 12,100,000 shares of Common Stock at a price of $0.25 per share for aggregate consideration of approximately $3.0 million. Included in this private placement was the issuance of warrants to purchase approximately 6,050,000 common shares, representing one warrant for every two common shares purchased, with an exercise price of $0.33 per share and five year expiration. Among the investors purchasing shares were Frost Gamma, Dr. Jane Hsiao and Jeffrey Spragens. Frost Gamma purchased 2.0 million shares and received 1.0 million warrants, Dr. Hsiao purchased 4.0 million shares and received 2.0 million warrants and Mr. Spragens purchased 400,000 shares and received 200,000 warrants.

On August 13, 2013, we entered into the Purchase Agreement, pursuant to which investment funds affiliated with Mssrs. Dougherty, Kherani, LaViolette, Milne and Starling, entities affiliated with Drs. Frost and Hsiao, and Dr. Hsiao in her individual capacity have agreed to purchase, together with other investors, an aggregate of 7,500,000 shares of Series B Preferred Stock, each share of which would initially be convertible, subject to certain conditions, into ten shares of Common Stock, for a purchase price of $4.00 per share of Series B Preferred Stock payable in cash, cancellation of certain indebtedness of TransEnterix or a combination thereof. In connection with the investment, such investors will receive registration rights entitling them, under certain circumstances, to cause the Company to register their respective shares of Common Stock received by them in the Merger and upon conversion of the Series B Preferred Stock.

The Audit Committee of our Board reviews and approves all transactions that are required to be reported under Item 404(a) of Regulation S-K, including each transaction described above, except the entry into the Purchase Agreement by entities affiliated with the Incoming Directors, which did not require Audit Committee approval. In order to approve a related party transaction, the Audit Committee requires that (i) such transactions be fair and reasonable to us at the time authorized by the Audit Committee and (ii) such transaction must be authorized, approved or ratified by the affirmative vote of a majority of the members of the Audit Committee who have no interest, either directly or indirectly, in any such related party transaction.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

Dated: August 19, 2013

SAFESTITCH MEDICAL, INC.

By:	/s/ James J. Martin
Name: James J. Martin Title: Chief Financial Officer